TRYON ALPHA, INC. LETTERHEAD

April 2, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Brian K. Bhandari
Raj Rajan

Mailstop 3561

Re:	Tryon Alpha, Inc.
Form 10-K/A for Fiscal Year Ended
March 31, 2009
Filed March 17, 2010
Supplemental Response filed March 11, 2010
File No. 000-53139

Ladies and Gentlemen:

This letter sets forth the responses of Tryon Alpha, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 26, 2010 (the "Comment Letter") concerning Amendment No. 3 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009 as filed with the Commission on March 17, 2010 (the “Amendment No. 3”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 3 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009 ("Amendment No. 3"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K/A for the Fiscal Year Ended March 31, 2009

1.
We reviewed your revised audit report filed in response to our prior comment one.  Your response did not address our comment in its entirety, thus it will be partially reissued.  Please advise your independent accountant to revise their audit report to address the following issue and amend your Form 10-K accordingly:

•
In addition to the cumulative period from inception (December 3, 2007) to March 31, 2009, the scope and opinion paragraphs of the audit report need to refer to the statements of operations, stockholders’ deficit and cash flows for the years ended March 31, 2008 and 2009.

Securities and Exchange Commission
Division of Corporation Finance
April 2, 2010

Response:  The auditor’s scope and opinion paragraphs have been revised to make reference to the statements of operations, stockholders’ deficit and cash flows for the years ended March 31, 2008 and 2009.

In addition, please note that we have amended the signature page to indicate that the Company's principal financial officer also serves as its principal accounting officer.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 202-5148 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
TRYON ALPHA, INC.

By:	/s/	Mercer Cauley
Mercer Cauley, President